Home61, Inc.
Consolidated Statements of Cash Flows
Years Ended December 31, 2016 and 2015
(unaudited)

	Year ended December 31, 2016	2015
Cash flows from operating activities:		
Net loss	$ (829,519)	$ (570,908)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation & amortization expense	3,834	2,572
Stock based compensation	2,930	2,563
Change in assets and liabilities		
Accounts payable and accrued expenses	(528)	(665)
Security deposit	-	(19,087)
Other receivables	(61,650)	(7,750)
Net cash used by operating activities	(884,933)	(593,275)
Cash flows from investing activities:		
Purchase of PP&E	-	(15,539)
Net cash used by investing activities	-	(15,539)
Cash flows from financing activities:		
Proceeds from sales of stock	1,159,972	988,678
Purchase of treasury stock	-	(3,125)
Net cash provided by financing activities	1,159,972	985,553
Net increase (decrease) in cash	275,039	376,739
Cash at beginning of period	563,048	186,309
Cash at end of period	$ 838,087	$ 563,048
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes		

See independent accountants' review report
The accompanying notes are an integral part of these financial statements